UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Deswell Industries, Inc.

(Exact name of the registrant as specified in its charter)

British Virgin Islands	001-33900
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

17B Edificio Comercial Rodrigues, 599 Avenida Da Praia Grande, Macao, SAR China

(Address of principal executive offices)                     (Zip code)

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

X	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2014.

Introduction

Deswell Industries, Inc. (“Deswell” or “Company”) is a manufacturer of injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers and contract manufacturers at its factories in the People’s Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products, printed circuit board assemblies using surface mount and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Deswell Industries, Inc. is concurrently filing the required Conflict Minerals Report as Exhibit 1.01 hereto and this Specialized Disclosure Report on Form SD and the Conflict Minerals Report are publicly available on the Company’s Internet website at: www.deswell.com.

Item 1.02 Exhibit

Deswell, as an exhibit to this Form SD, is filing the Conflict Minerals Report required by Item 1.01 of Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

DESWELL INDUSTRIES, INC.
(Registrant)

/s/ Edward So Kin Chung	May 28, 2015
By Edward So Kin Chung, Chief Executive Officer	Date

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